VF 3-8-05

05035992

COMMISSION
549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49897

SEC RECEIVED FEB 25 2005 PROCESSING WASH., D.C. SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Navaid Financial Services, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

455 S. Gulph Rd., Suite 235
(No. and Street)

King of Prussia, PA 19406
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip H. Rinnander 610-337-9403
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Siana Carr & O'Connor, LLP
(Name – *if individual, state last, first, middle name*)

1500 E. Lancaster Ave., Paoli, PA 19301
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip H. Rinnander, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Navaid Financial Services Inc., as of 12/31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
JENNIFER K RINNANDER
Notary Public
BOROUGH OF MEDIA, DELAWARE COUNTY
My Commission Expires Aug 6, 2007

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Report

NAVAID FINANCIAL SERVICES, INC.

December 31, 2004 and 2003

SIANA CARR & O'CONNOR, LLP

CERTIFIED PUBLIC ACCOUNTANTS

NAVAID FINANCIAL SERVICES, INC.

Financial Statements and Supplementary Financial Information

December 31, 2004 and 2003

and

INDEPENDENT AUDITOR'S REPORT

INDEX

	Page Number
Independent Auditor's Report	1
Statements of Financial Condition	2
Statements of Operations	3
Statements of Changes in Shareholders' Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6 - 8
Supplementary Financial Information	
Computation of Net Capital	9
Computation for Determination of Reserve Requirements	10
Information Relating to Possession or Control Requirements	11
Notes to Supplemental Schedules	12

SIANA
CARR &
O'CONNOR, LLP

Certified Public Accountants

Members of:
American Institute of Certified Public Accountants
Pennsylvania Institute of Certified Public Accountants
Private Companies Practice Section of American
Institute of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Directors of
Navaid Financial Services, Inc.
King of Prussia, Pennsylvania

We have audited the accompanying statements of financial condition of Navaid Financial Services, Inc. (an S-Corporation) as of December 31, 2004 and 2003, and the related statements of operations, changes in shareholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Navaid Financial Services, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with U. S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 to 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Siana Carr & O'Connor, LLP

SIANA CARR & O'CONNOR, LLP

February 2, 2005

1500 E. Lancaster Avenue, Paoli, Pennsylvania 19301 Telephone (610) 296-4200 Fax: (610) 296-3659 Email: solutions@scocpa.com

NAVAID FINANCIAL SERVICES, INC.
Statements of Financial Condition
December 31, 2004 and 2003

Assets	2004	2003
Cash and cash equivalents	$ 56,883	$203,400
Due from clearing broker	41,100	30,281
Accounts receivable	9,950	9,950
Deposits	35,471	35,973
Furniture and equipment, net	8,740	13,377
Prepaid expenses	7,453	6,004
Total assets	$159,597	$298,985
Liabilities and shareholders' equity		
Liabilities:		
Accounts payable and accrued expenses	$ 30,179	$ 31,181
Total liabilities	30,179	31,181
Shareholders' equity:		
Common stock ($.01 par value, 1,000 shares authorized; 106 shares issued and outstanding)	1	1
Additional paid-in capital	99,999	99,999
Retained earnings	29,418	167,804
Total shareholders' equity	129,418	267,804
Total liabilities and shareholders' equity	$159,597	$298,985

(The accompanying notes are an integral part of these financial statements.)

NAVAID FINANCIAL SERVICES, INC.
Statements of Operations
For the Years Ended December 31, 2004 and 2003

	2004	2003
Revenues:		
Commission income	$334,757	$658,179
Consulting income	183,887	131,281
Investment income	2,222	26,501
Total revenues	520,866	815,961
Expenses:		
Employee compensation and benefits	343,555	353,555
Occupancy and office	50,543	49,777
Other operating expenses	41,180	41,889
Outside services	32,600	30,480
Payroll taxes	23,874	22,113
Total expenses	491,752	497,814
Net income	$ 29,114	$318,147

(The accompanying notes are an integral part of these financial statements.)

NAVAID FINANCIAL SERVICES, INC.
Statements of Changes in Shareholders' Equity
For the Years Ended December 31, 2004 and 2003

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Total
January 1, 2003	106	$1	$99,999	$ 129,657	$ 229,657
Net income				318,147	318,147
Distributions to shareholders				(280,000)	(280,000)
December 31, 2003	106	$1	$99,999	$ 167,804	$ 267,804
January 1, 2004	106	$1	$99,999	$ 167,804	$ 267,804
Net income				29,114	29,114
Distributions to shareholders				(167,500)	(167,500)
December 31, 2004	106	$1	$99,999	$ 29,418	$ 129,418

(The accompanying notes are an integral part of these financial statements.)

NAVAID FINANCIAL SERVICES, INC.
Statements of Cash Flows
For the Years Ended December 31, 2004 and 2003

	2004	2003
Cash flows from operating activities:		
Net income	$ 29,114	$ 318,147
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense	3,734	3,018
Loss on disposition of furniture and equipment	954	955
Realized/unrealized gain on marketable securities	-0-	(24,529)
(Increase) decrease in due from clearing broker	(10,819)	41,353
Increase in accounts receivable	-0-	(1,500)
Decrease in deposits	502	139
(Increase) decrease in prepaid expenses	(1,449)	1,811
Increase (decrease) in accounts payable and accrued expenses	(1,002)	20,581
Decrease in unearned revenue	-0-	(2,500)
Net cash provided by operating activities	21,034	357,475
Cash flows from investing activities:		
Purchase of furniture and equipment	(451)	(6,731)
Proceeds from sale of furniture and equipment	400	100
Proceeds from sale of marketable securities	-0-	48,279
Net cash provided (used) by investing activities	(51)	41,648
Cash flows from financing activities:		
Distributions to shareholders	(167,500)	(280,000)
Net cash used by financing activities	(167,500)	(280,000)
Net increase (decrease) in cash and cash equivalents	(146,517)	119,123
Cash and cash equivalents:		
Beginning of year	203,400	84,277
End of year	$ 56,883	$ 203,400

(The accompanying notes are an integral part of these financial statements.)

(1) ORGANIZATION AND BACKGROUND

Navaid Financial Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers. The Company operates on a fully-disclosed basis whereby they do not carry accounts for customers. The Company also provides financial consulting services to local financial institutions in the Pennsylvania and New Jersey area.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

For purposes of reporting cash flows, cash and cash equivalents includes cash on hand, cash deposited in banks and cash invested in money market mutual funds.

Management's estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and equipment

Furniture and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the related assets ranging from 3 to 7 years.

Commission income

Commission income and related expenses are recognized on the trade date since substantially all the efforts in generating the commissions have been completed.

Income taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code of 1986 and comparable state tax provisions to be taxed as an S-Corporation. In lieu of corporation income taxes, the shareholders of an S-Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

(3) RELATED PARTY TRANSACTIONS

The Company has a one year servicing agreement, which renews annually, with a company related through common ownership to provide office space and professional services. Total consulting income received under this agreement from the related party was $89,000 and $24,000 for the years ended December 31, 2004 and 2003, respectively.

(4) FURNITURE AND EQUIPMENT

At December 31, 2004 and 2003, furniture and equipment consisted of:

	2004	2003
Furniture	$ 2,283	$ 2,283
Equipment	13,654	15,741
Software	1,202	1,202
	17,139	19,226
Less: accumulated depreciation	8,399	5,849
Total	$ 8,740	$13,377

Depreciation expense for the years ended December 31, 2004 and 2003 was $3,734 and $3,018, respectively.

(5) NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and a ratio of aggregate indebtedness to net capital, not exceeding 15 to 1. At December 31, 2004, the Company had net capital, as defined, of $83,415, which was $78,415 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .36 to 1 as of December 31, 2004.

The SEC customer protection rule (Rule 15c3-3) requires the maintenance of reserves for customer accounts and sets forth specific guidelines regarding the possession of securities. The Company is exempt from this rule under Reg 240.15c3-3k(2)ii which provides an exemption for broker-dealers who operate on a fully-disclosed basis. Therefore, Schedules II and III on pages 10 and 11 are not applicable.

(6) LEASE COMMITMENTS

The Company has a lease agreement for office space that expires May 2008. Rent expense incurred in connection with this lease for the years ended December 31, 2004 and 2003 was $22,000.

The future minimum annual rental payments are as follows:

Year ending December 31,	
2005	$17,783
2006	17,400
2007	17,400
2008	7,250
Total	$59,833

(7) MAJOR CUSTOMERS

For the year ended December 31, 2004, commission income received from four customers represented 55.3% of total revenues.

(8) PENSION PLAN

The Company maintains a 401(k) profit sharing plan that covers all of the employees. Employees are fully vested in their employee contributions and employer "safe-harbor" contributions. The amount of pension costs recognized was $17,230 and $18,581 for the years ended December 31, 2004 and 2003, respectively.

SUPPLEMENTARY

FINANCIAL

INFORMATION

Schedule I

NAVAID FINANCIAL SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2004

Net capital:	
Total shareholders' equity	$129,418
Less - ownership equity not allowable for net capital	-0-
Total shareholders' equity qualified for net capital	129,418
Less - total non-allowable assets	46,003
Less - haircuts on securities	-0-
Net capital	$ 83,415
Aggregate indebtedness	$ 30,179
Total aggregate indebtedness	$ 30,179
Computation of basic net capital requirement:	
Net capital requirement	$ 5,000
Net capital	83,415
Excess of net capital	$ 78,415
Excess of net capital at 1000%	$ 80,397
Ratio of aggregate indebtedness to net capital	.36 to 1

Schedule II

NAVAID FINANCIAL SERVICES, INC.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2004

Not Applicable: All customer transactions are cleared through another broker-dealer (member of New York Stock Exchange) on a fully disclosed basis.

NAVAID FINANCIAL SERVICES, INC.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2004

Not Applicable: All customer transactions are cleared through another broker-dealer (member of New York Stock Exchange) on a fully disclosed basis.

NAVAID FINANCIAL SERVICES, INC.
Notes to Supplemental Schedules
December 31, 2004

Reconciliation of the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2004 FOCUS Part IIA filing.

Net capital per unaudited December 31, 2004 FOCUS Part IIA filing	$80,919
Audit adjustment to non-allowable assets	982
Audit adjustment to other operating expenses	1,514
Net capital	$83,415

Independent Auditor's Report on
Internal Control
Required by SEC Rule 17a-5

NAVAID FINANCIAL SERVICES, INC.
Year Ended December 31, 2004

SIANA CARR & O'CONNOR, LLP

CERTIFIED PUBLIC ACCOUNTANTS

SIANA
CARR &
O'CONNOR, LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Directors of
Navaid Financial Services, Inc.
King of Prussia, Pennsylvania

In planning and performing our audit of the financial statements and supplemental schedules of Navaid Financial Services, Inc. (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling that responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1500 E. Lancaster Avenue, Paoli, Pennsylvania 19301 Telephone (610) 296-4200 Fax: (610) 296-3659 Email: solutions@scocpa.com

SIANA CARR & O'CONNOR, LLP

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the NASD Regulation, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Siana Carr & O'Connor, LLP

SIANA CARR & O'CONNOR, LLP

February 2, 2005